UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMTX,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Times Square, 10th Floor
(No. and Street)

NYC	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIMMY RONNKVIST 646-690-0586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

5 Times Square	NY	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jimmy Ronnkvist , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMTX, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:
Jimmy Ronnkvist
704A42757E7541C...
Signature

Principal Financial Officer

Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This report ** contains (check all applicable boxes):

✓ (a) Facing Page.
✓ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of SMTX, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SMTX, LLC (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 25, 2021

SMTX, LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	11,600,617
Cash segregated under federal regulations		920,662
Accounts receivable		719,594
Prepaid expenses and other assets		35,767
Total assets	$	13,276,640
Liabilities and member's equity		
Liabilities:		
Payable to Nasdaq, Inc.	$	391,701
Due to customers		920,662
Deferred revenue		5,866
Accounts payable		226,632
Total liabilities		1,544,861
Member's equity		11,731,779
Total liabilities and member's equity	$	13,276,640

See accompanying notes to the Statement of Financial Condition.

SMTX, LLC

Notes to Statement of Financial Condition

December 31, 2020

1. Nature of Business

SMTX, LLC ("SMTX" or the "Company") is a wholly owned subsidiary of SecondMarket Solutions, Inc. (the Parent), a wholly owned subsidiary of The Nasdaq Private Market, LLC ("NPM"), a wholly owned subsidiary of Nasdaq, Inc. (Nasdaq). SMTX was formed under the laws of the State of Delaware on July 23, 2014. The Company is an introducing broker-dealer, headquartered in New York. The Company's primary business is acting as an intermediary including providing paying agency services for secondary private company tender offers and private mergers and acquisitions. The Company manages and operates their business as one reportable segment.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation member organization. The Company is subject to regulation by the SEC, FINRA, and the various state securities regulators.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to

2. Summary of Significant Accounting Policies (continued)

unsatisfied performance obligations if contract durations are less than one year. Deferred revenue primarily represents our contract liabilities related to our fees for service contracts.

Transaction management services revenue is generated when the Company provides the intermediary services described above. Revenue is typically recognized on the settlement date for the customer transaction, which is the date that the Company determined that they met their identified performance obligations related to these transactions.

Interest income consists of interest earned on the Company's cash.

Deferred revenue represents amounts that have been billed but have yet to be recognized as revenue. For certain performance obligations, we recognize revenues over time since the customer receives and consumes the benefit as we provide the service. The Company's customers may also pay their transaction fee ahead of the final settlement date of their program. These revenues are deferred and recognized upon the Company's satisfaction of the performance obligation. All deferred revenues are current and are expected to be recognized within the next twelve months.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2020. The Company's cash is held by one financial institution in an interest-bearing account which, at times, may exceed federally insured limits. At December 31, 2020, the Company had cash of $11,600,617.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. At December 31, 2020, the Company held, in anticipation of settlement, customer funds of $920,662, which were segregated in a special account for the exclusive benefit of customers of SMTX, LLC.

Accounts Receivable

Receivables represent revenue earned from executed transactions with the Company's customers. Receivables are shown net of a reserve for uncollectible accounts. On January 1, 2020, we adopted ASU 2016-13. Implementation of this standard is discussed below under "Recently Adopted Accounting Pronouncements." The reserve for uncollectible accounts is maintained at a level that

2. Summary of Significant Accounting Policies (continued)

management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for uncollectible accounts, which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated by business segment and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts to reduce the receivable to the amount we reasonably believe will be collected. Accounts receivable are written-off against the reserve for bad debts when collection efforts cease. Due to changing economic, business and market conditions, we review the reserve for bad debts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by the Parent.

Recently Adopted Accounting Pronouncements

ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" changes the impairment model for certain financial instruments. The new model is a forward looking expected loss model and applies to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees and trade receivables. The Company recorded a $9,120 non-cash cumulative effect adjustment to member's equity on our opening Statement of Financial Condition as of January 1, 2020. At the date of adoption, the adjustment impacted by the standard related to an adjustment to trade receivables. The adoption did not have a material impact on the Company's Statement of Financial Condition.

3. Income Taxes

The Company's operating results were included in the federal, state and local income tax returns filed by the Parent. The Parent's federal and state and local income tax returns are subject to examinations by the respective tax authorities for years 2017 through 2019.

4. Related-Party Transactions

The Company has entered into a service agreement with affiliates whereby the affiliates provide services to the Company including the use of its employees and other assets.

At December 31, 2020, $391,701 was recorded in Payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries (other than tax which is settled between the Company and the Parent), such as the Company and its Parent, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. In 2020, the Company paid $2,224,718 to Nasdaq to settle intercompany balances. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

5. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii). The Company calculates its excess net capital using the alternate method. At December 31, 2020, the Company's net capital was $11,675,502 which was $11,425,502 in excess of its minimum requirement of $250,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). The Company does not hold customer funds or safekeep customer securities. The Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. The Company maintains a "Special Account for the Exclusive Benefit of Customers of SMTX, LLC." for such customer funds received.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies.

6. Commitments and Contingencies

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

6. Commitments and Contingencies (continued)

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

7. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, Cash segregated under federal regulations, Prepaid expenses and other assets and Accounts receivable approximate fair value due to the short term nature of these assets. The Company's liabilities included in the Company's Statement of Financial Condition which include Due to customers, Payable to Nasdaq, Inc., Deferred revenue, and Accounts payable, are reported at their contractual amounts, which approximate fair value.

8. Subsequent Events

The Company has evaluated all subsequent events through February 25, 2021, the date as of which the Statement of Financial Condition is available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of SMTX, LLC

We have reviewed management's statements, included in the accompanying SMTX, LLC's Exemption Report, in which (1) SMTX, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2021

Nasdaq

SMTX, LLC's Exemption Report

SMTX, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Jimmy Ronnkvist, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
Jimmy Ronnkvist
704A42757E7541C...

Jimmy Ronnkvist
Chief Financial Officer
SMTX, LLC

_*February 25, 2021*_____
Date

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of SMTX, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member, management of SMTX, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries within the Company's general ledger. As a result of this procedure, we identified that the Company's cash disbursement was $1 greater than the respective General Assessment calculation of Form SIPC-7.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2020. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether SMTX, LLC 's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SMTX, LLC
4 Times Square
151 West 42nd Street, 10th Floor
New York, NY 10036

PO# 59103

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jimmy Ronnkvist 646-690-0586

2. A.	General Assessment (item 2e from page 2)	$12,165
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/30/20 Date Paid	(3,698)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	8,467
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$8,467

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $8,467

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SMTX, LLC
(Name of Corporation, Partnership or other organization)

DocuSigned by:
Jimmy Ronnkvist
704A42757E7541C...
(Authorized Signature)

CFO
(Title)

Dated the 24nd day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,311,124
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	201,024
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	201,024
2d. SIPC Net Operating Revenues	$8,110,100
2e. General Assessment @ .0015	$12,165
	(to page 1, line 2.A.)